1701 Market Street                                             Morgan, Lewis
Philadelphia, PA 19103                                         & Bockius LLP
Tel: 215.963.5000                                              Counselors at Law
Fax: 215.963.5001



October 30, 2013


VIA EDGAR


Securities and Exchange Commission
100 F Street, NE
Washington, D.C. 20549


Re: The KP Funds Pre-Effective Amendment No. 3 to Registration Statement on Form N-1A (File Nos. 333-188279 and 811-22838)
        ------------------------------------------------------------------------

Ladies and Gentlemen:

On behalf of our client, The KP Funds (the "Trust"), we are filing Pre-Effective Amendment No. 3 (the "Filing") to the Trust's registration statement on Form N-1A (the "Registration Statement").

The purposes of the filing are (i) to include the Trust's audited seed financial statements in the Statement of Additional Information and (ii) to file the consent of the Trust's auditor as an exhibit.

If you have any questions regarding the Filing, please contact the undersigned at 215.963.5862.

Very truly yours,


/s/ David W. Freese
-------------------
David W. Freese